                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                               MBT FINANCIAL CORP.
                            (NAME OF SUBJECT COMPANY)


                               MBT FINANCIAL CORP.
                        (NAME OF FILING PERSONS--OFFEROR)


                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    578877102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MR. RONALD D. LABEAU
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               102 E. FRONT STREET
                             MONROE, MICHIGAN 48161
                                 (734) 241-3431
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                                   COPIES TO:
                               E. L. HERBERT, ESQ.
                               WERNER & BLANK, LLC
                              7205 W. CENTRAL AVE.
                               TOLEDO, OHIO 43617
                                 (419) 841-8051

                            CALCULATION OF FILING FEE
Transaction                                Amount of
Valuation*: $23,125,000                    Filing Fee:  $1,871

* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,250,000 shares, no par value, at the tender offer price of $18.50 per share in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid: $1,871. Filing Party: MBT Financial Corp. Form or Registration No.: Schedule TO. Date Filed: October 30, 2003.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| | third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.

| | going-private transaction subject to Rule 13e-3. | |amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |.





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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on October 30, 2003, as amended on November 10, 2003, relating to the offer of MBT Financial Corp., a Michigan corporation, to purchase up to 1,250,000 of its common shares, no par value, or such lesser number of shares as are validly tendered and not properly withdrawn. MBT Financial Corp. is offering to purchase these shares at a price of $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the "Offer").

     This Amendment No. 2 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99 (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, as amended, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

     By press release issued on December 5, 2003, MBT Financial Corp. publicly announced its intention to purchase approximately 1,632,475 of its common shares, pursuant to its tender offer that commenced October 30, 2003 and expired December 4, 2003. Such information is incorporated herein by reference to the text of such press release, which is filed as Exhibit 99(a)(1)(xii).

ITEM 12. EXHIBITS.

(a)(1)(i)      Form of Offer to Purchase, dated October 30, 2003.*

(a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9). *

(a)(1)(iii)    Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

(a)(1)(vi) Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies.*

(a)(1)(vii) Form of Letter to Employee Stock Purchase Plan Participants with Instruction Form.*

(a)(1)(viii)   Form of Letter to Shareholders of Company, dated October 30,
               2003, from Ronald D. LaBeau, Chairman and Chief Executive Officer of the Company.*

(a)(1)(ix) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(x)      Press Release issued by the Company, dated October 30, 2003.*

(a)(1)(xi)     Questions and Answers Brochure*

(a)(1)(xii)    Press Release issued by the Company, dated December 5, 2003.**

(b)            None.

(d)            None.

(g)            None.

(h)            None.

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*  Previously filed.

**Filed herewith.


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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2003               MBT Financial Corp.



                                       By:  /s/ Ronald D. LaBeau
                                            --------------------
                                           Ronald D. LaBeau
                                           Chairman and Chief Executive Officer



                                       3
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                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION

Ex. 99 (a)(1)(i)     Form of Offer to Purchase, dated October 30, 2003.*

Ex. 99 (a)(1)(ii)    Form of Letter of Transmittal (including Certification of
                     Taxpayer Identification Number on Form W-9). *

Ex. 99 (a)(1)(iii)   Notice of Guaranteed Delivery.*

Ex. 99 (a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.*

Ex. 99 (a)(1)(v)     Form of Letter from Brokers, Dealers, Commercial Banks,
                     Trust Companies and Other Nominees to their Clients.*

Ex. 99 (a)(1)(vi)    Instruction Form for Shares Held by Brokers, Dealers,
                     Commercial Banks and Trust Companies.*

Ex. 99 (a)(1)(vii)   Form of Letter to Employee Stock Purchase Plan Participants
                     with Instruction Form.*

Ex. 99 (a)(1)(viii)  Form of Letter to Shareholders of Company, dated October
                     30, 2003, from Ronald D. LaBeau, Chairman and Chief Executive Officer of the Company.*

Ex. 99 (a)(1)(ix)    Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*

Ex. 99 (a)(1)(x)     Press Release issued by the Company, dated October 30,
                     2003.*

Ex. 99 (a)(1)(xi)    Questions and Answers Brochure*

Ex. 99 (a)(1)(xii)   Press Release issued by the Company, dated December 5,
                     2003.**

Ex. 99 (b)           None.

Ex. 99 (d)           None.

Ex. 99 (g)           None.

Ex. 99 (h)           None.

----------------------
*  Previously filed.

**Filed herewith.